FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
		Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
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(Print or Type Responses)

1. Name and Address of Reporting Person* Morgan Stanley Venture Capital II, Inc. (1)	2. Issuer Name and Ticker or Trading Symbol Lionbridge Technologies, Inc. (LIOX)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [X] 10% Owner [_] Officer [_] Other (specify below) (give title below)
(Last) (First) (Middle) 1585 Broadway	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Year 08/02
(Street) New York New York 10036				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) [_] Form filed by One Reporting Person [X] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock							3,119,340	I(2)	through partnerships
Common Stock							305,228	D

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securites Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned and End of Month (Instr. 4)	10. Owner- ship Form of Derivative Securities Beneficially Owned by End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Excer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Warrants	$1.69	08/01/02	P		44,517		(3)	(7)	Common Stock	44,517	(8)	44,517	I(4)	through partnerships
Warrants	$1.69	08/01/02	P		6,095		(5)	(7)	Common Stock	6,095	(8)	6,095	I(6)	through partnerships

Explanation of Responses:

1. Please see attached Joint Filer Information.

2. The reported securities are owned directly by Morgan Stanley Venture Capital Fund II Annex, L.P. (the “Annex Fund”) and Morgan Stanley Venture Investors Annex, L.P. (the “Investors Annex Fund”, and together with the Annex Fund, the “Funds”), of which Morgan Stanley Venture Capital II, Inc. (“MSVC II, Inc.”) is the managing general partner of Morgan Stanley Venture Partners II, L.P., the general partner (”General Partner”) of the Funds. MSVC II, Inc. disclaims beneficial ownership of the other securities reported herein, except to the extent of its pecuniary interests as the managing general partner of the General Partner.

3. 11,117 of these warrants are immediately exercisable. The rest are exercisable on each three month anniversary of May 31, 2002 for an additional number of shares of common stock equal to the product of (A) multiplied by (B) divided by (C), where (A) is 1,336, (B) is the aggregate principal amount of that certain note dated as of March 9, 1999 held by the Annex Fund which is outstanding on such three month date and (C) is $200,000.

For Footnotes 4, 5, 6, 7, and 8, please refer to continuation page of 3 of 4 of this filing.

/s/ Dennine Bullard

    **Signature of Reporting Person
    By: Dennine Bullard,
authorized signatory for Morgan Stanley
Dean Witter & Co.

/s/ Debra Abramovitz

    **Signature of Reporting Person
By: Debra Abramovitz, Vice President
and Treasurer of Morgan Stanley Venture
Capital II, Inc., the managing general
partner of the General Partner of the Funds.
August 29, 2002 Date
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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.	(Over) SEC 1474 (7-96)

Reporting Person: Morgan Stanley Venture Capital II, Inc.(1)

Issuer Name & Ticker Symbol: Lionbridge Technologies, Inc. (LIOX)

Statement for Month/Year: 08/02

Footnotes (Continued):

(4) The reported securities are owned directly by the Annex Fund. The Reporting Person disclaims any beneficiary ownership of any of the securities owned by the Annex Fund except to the extent of any proportionate pecuniary interest therein.

(5) 1,520 of these warrants are immediately exercisable. The rest are exercisable on each three month anniversary of May 31, 2002 for an additional number of shares of common stock equal to the product of (A) multiplied by (B) divided by (C), where (A) is 183, (B) is the aggregate principal amount of that certain note dated as of March 9, 1999 held by the Investors Annex Fund which is outstanding on such three month date and (C) is $200,000.

(6) The reported securities are owned directly by the Investors Annex Fund. The Reporting Person disclaims any beneficial ownership of any of the securities owned by the Investor Annex Fund except to the extent of any proportionate pecuniary interest therein.

(7) The later of 5 p.m. on July 31, 2009 or at such time as all principal and interest on the notes described in footnotes 3 and 5 above are paid in full.

(8) The consideration for the warrants was the agreement to extend the term of the notes as described in footnotes 3 and 5 above.

JOINT FILER INFORMATION

Each of the following joint filers has designated Morgan Stanley Venture Capital II, Inc. ("MSVC II, Inc.") as the "Designated Filer" for purposes of Item 1 of the attached Form 4:

  Morgan Stanley Dean Witter & Co. ("MSDW")
  1585 Broadway
  New York, New York 10036

  Morgan Stanley Venture Partners II, L.P. ("MSVP II, L.P.")
  1585 Broadway
  New York, New York 10036

  Morgan Stanley Venture Capital Fund II Annex, L.P. ("MSVCF IIA, L.P.")
  1585 Broadway
  New York, New York 10036

  Morgan Stanley Venture Investors Annex, L.P. ("MSVIA, L.P.")
  1585 Broadway
  New York, New York 10036
Issuer & Ticker Symbol: Lionbridge Technologies, Inc. (LIOX)
Date of Event Requiring Statement: 08/01/02

Signature:	/s/ Dennine Bullard By: Dennine Bullard, as authorized signatory for MSDW.

Signature:	/s/ Debra Abramovitz By: Debra Abramovitz, Vice President and Treasurer of MSVC II, Inc., the managing general partner of MSVP II, L.P., the General Partner of MSVCF IIA, L.P. and MSVIA, L.P.